Exhibit 99.2

Agreement

Party A: Shenzhen Rongxinbao Non-financial Guarantee Co., Ltd.

Legal Representative: Gaofeng Liu

Address: Room 201, Building A, 1 Qianwan No. 1 Road, Shenzhen-Hong Kong Collaboration Area, Qianhai, Shenzhen

Party B: Shanghai Niwodai Internet Finance Information Services Co., Ltd.

Legal Representative: Dinggui Yan

Address: Building No. 1, Youyou Century Plaza, 428 South Yanggao Road, Pudong New Area, Shanghai

Party C: Shanghai Jiayin Finance Services Co., Ltd.

Legal Representative: Dinggui Yan

Address: Building No. 1, Youyou Century Plaza, 428 South Yanggao Road, Pudong New Area, Shanghai

Whereas:

1. Party A, Party B and Party C entered into an equity transfer agreement (the “Equity Transfer Agreement”) on September 16, 2019, pursuant to which Party C shall transfer 100% equity interests held by it in Shanghai Caiyin Asset Management Co., Ltd. (the “Target”) to Party A, the consideration of the equity transfer shall consist of the fixed consideration and the contingent consideration, and the calculation method for each part of the consideration has been agreed. Given the Target is currently in liability status due to business cooperation between the Target and Party B prior to April 28, 2018, the three Parties, through friendly negotiation, have agreed that the consideration of the equity transfer aforesaid shall be assumed by Party B in full, and the detailed payment method shall be agreed by the three Parties separately.

2. Party A and Party B are charging entities with respect to Niwodai platform online lending business, and in accordance with relevant agreement (such as a loan agreement or service agreement) entered into by and among the two Parties, a borrower on Niwodai platform and Niwodai, Party A shall have the obligation to repay the overdue loan on behalf of the borrower and have the right to charge relevant fees (such as the post-lending service fee and post-lending management fee), and Party B shall have the right to charge platform service fee from the borrower.

3. Party A, Party B and the Target entered into an agreement (the “Agreement”) on January 1, 2019, pursuant to which Party B shall provide loans to the Target from January 1, 2019 on an ongoing basis. The three Parties entered into the Termination Agreement of the Agreement on October 16, 2019, pursuant to which Party B will cease to provide loans to the Target from October 31, 2019. The transaction pricing date as agreed under the Equity Transfer Agreement in connection with the Target is August 31, 2019, and the creditor’s rights with respect to the loans provided by Party B to the Target from September 1, 2019 to October 31, 2019 are not taken into consideration when the equity transfer consideration is calculated. Therefore, Party B shall still have the creditor’s rights with respect to the loans provided to the Target from September 1, 2019 to October 31, 2019, and relevant amount during such period shall be calculated in accordance with the provisions of the Agreement.

NOW, THEREFORE, Party A, Party B and Party C, after negotiations, hereby agree on the specific amount of the equity transfer consideration under the Equity Transfer Agreement and the payment method of the equity transfer consideration payable by Party B to Party A in Pudong New Area on October 16, 2019 as follows:

1. Party A and Party C have agreed on the specific amount of the equity transfer consideration under the Equity Transfer Agreement as follows:

Given:

(1) the Target’s liabilities from investor assurance program as of August 31, 2019 valuated by Avista Valuation Advisory Limited (“Avista”), as the fixed consideration, was RMB706,600,731; and

(2) the “remaining liability amount” which equals to the Target’s net liabilities as of August 31, 2019 valuated by Avista minus the Target’s payables to Party B and the fixed consideration set out in paragraph (1) above was RMB372,085,383, therefore, the fixed part of the equity transfer consideration under the Equity Transfer Agreement shall be RMB706,600,731, and the contingent part of the equity transfer consideration shall be the “remaining liability amount” actually paid by the Target to external parties from the execution date of the Equity Transfer Agreement to December 30, 2022, subject to the cap amount of RMB372,085,383, and the cap amount of such contingent consideration shall be varied in different years. If the Target actually pays the “remaining liability amount” to external parties from the execution date to December 30, 2020, the actual payment amount shall be part or all of the contingent consideration, subject to the cap amount of RMB372,085,383; if the Target actually pays the “remaining liability amount” to external parties from December 31, 2020 to December 30, 2021, or from December 31, 2021 to December 30, 2022, the contingent consideration for each of such years shall be RMB255,064,049 and RMB117,021,334 respectively. If the Target pays such “remaining liability amount” by instalments on yearly basis, the amount to be paid in each year shall not exceed the above yearly cap amount of the contingent consideration and the total contingent consideration shall not exceed the total amount of “remaining liability amount”.

2. For the purpose of payment of the specific amount of the equity transfer consideration in Section 1 of this Agreement, Party A and Party B hereby agree, through negotiation, as follows:

(1) First, Party B shall use its creditor’s rights against the Target during the period from September 1, 2019 to October 31, 2019 under the Agreement dated January 1, 2019 and the Termination Agreement dated October 16, 2019 by and among Party B, Party A and the Target to offset against relevant amount of the equity transfer consideration;

(2) Without changing the total fees payable by borrowers for loans arranged through Niwodai platform from November 1, 2019, and based on the rates charged by Party A and Party B to the borrowers respectively on December 31, 2018 (the “Base Date”), the remaining amount of the equity transfer consideration shall be paid by Party B to Party A through reducing the platform service fee to be received by Party B and at the same time increasing the post-lending service fee to be received by Party A under the Credit Counselling and Management Service Agreement among Party B, Party A and the borrowers. Such reduction/increase shall be made to the first phase service fee for such loan, and the reduction/increase rate shall be determined at a certain percentage of the rate of the first phase post-lending service fee to be received by Party A on the Base Date (i.e. reduced/increased fee = rate of the first phase post-lending service fee of the Base Date x A%). If the amount of fee reduced by Party B is not equal to that increased by Party A, the amount increased by Party A shall prevail. The percentage (A%) from the execution date hereof to December 2019 shall be determined by Party A and Party B on the execution date of this Agreement, and subsequently by Party A and Party B on the first day of each quarter. In principle, the percentage shall not be more than 100%. If Party A cannot recover the increased part of post-lending service fee due to the default of the borrower, the loss arising therefrom shall be borne by Party B, and such part shall not be offset against the equity consideration payable by Party B but recognized as outstanding equity consideration. The calculation thereof is cumulative and payment of the equity consideration shall be deemed completed until it is fully offset. If the equity consideration has not been fully offset as of the termination of Party A’s and Party B’s Niwodai platform online lending businesses, Party B shall continue to perform the obligation to pay the remaining equity consideration to Party A, and the payment method will be separately negotiated and agreed by Party A and Party B in a written supplementary agreement.

3. Except for fees that Party A has the right to charge to a borrower under relevant agreement, Party A shall not collect in any way any amount repaid by the borrower under relevant agreement. Otherwise, all losses thereby caused shall be borne by Party A.

4. This Agreement shall automatically terminate after the fixed consideration and the contingent consideration (which contingent consideration is required to be paid) of the equity transfer consideration under the Equity Transfer Agreement have been fully paid by Party B in the manner specified in this Agreement.

5. Any dispute arising out of the performance of this Agreement shall be resolve by the Parties through negotiation; where negotiation fails, any Party is entitled to initiate a lawsuit with Shanghai Pudong New Area People’s Court.

6. This Agreement shall be executed in three originals and become effective upon affixation of seals by the Parties. Each Party to this Agreement shall hold one counterpart, and each counterpart shall have the same legal effect.

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Party A (Please seal): Shenzhen Rongxinbao Non-financial Guarantee Co., Ltd. (Company seal affixed)

Party B (Please seal): Shanghai Niwodai Internet Finance Information Services Co., Ltd. (Company seal affixed)

Party C (Please seal): Shanghai Jiayin Finance Services Co., Ltd. (Company seal affixed)